OnCure Holdings, Inc.

188 Inverness Drive West, Suite 650

Englewood, CO 80112

(303) 643-6500

December 22, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Jeffrey Riedler, Assistant Director

Division of Corporation Finance

Re:                             OnCure Holdings, Inc.
Registration Statement on Form S-4

Filed October 22, 2010
File No. 333-170100

Ladies and Gentlemen:

Set forth below are the responses of OnCure Holdings, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 19, 2010 with respect to our Form S-4 initially filed with the Commission on October 22, 2010, File No. 333-170100 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects revisions made to the Registration Statement in response to the Staff’s comments.  For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Registration Statement on Form S-4 filed October 22, 2010

General

1.                                      Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:  We respectfully acknowledge the Staff’s comment.

2.                                      Please update the discussion in your prospectus to the most recent date practicable.

Response:  We respectfully acknowledge the Staff’s comment and Amendment No. 1 has been updated where appropriate to the most recent date practicable.

Prospectus Cover Page

3.                                      As currently presented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight of what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Exchange Act Rule 14e-1(a).  In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.  See Rule 14d-1(g)(3).

Response: We respectfully advise the Staff that we intend the offer to remain open through 5:00 p.m. on the twenty-first business day following the commencement of the offer. We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4.                                      Please expand the discussion to indicate the “exchange notes” will be issued under the indenture governing the “private notes.”.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on the cover page of the prospectus contained in Amendment No. 1.

Non-GAAP Financial Measures, page i

5.                                      Please delete this section since it appears that much of the information in this section is repeated verbatim on pages 18-19.

Response:  We respectfully acknowledge the Staff’s comment and have deleted the disclosure on page i of the Registration Statement and revised the disclosure on pages 16 and 17 of Amendment No. 1.

Market and Industry Data, ii

6.                                      Please delete the statement that you have not independently verified the information and cannot guarantee its accuracy and completeness.  It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Response:  We respectfully acknowledge the Staff’s comment and have revised page i of Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements, page ii

7.                                      Please revise the discussion to delete the references to the safe harbor provisions.  A company that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act at the time a forward-looking statement is made cannot avail itself of the protections of Section 27A of the Securities Act or Section 21E of the Exchange Act.

In addition, the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Response:  We respectfully acknowledge the Staff’s comment and have revised page i of Amendment No. 1 accordingly.

Summary, page 1

Company Overview, page 1

8.                                      The summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date.  Currently, your summary presents only a positive view of your business by discussing your strategies without discussing potential problems that could affect your future success.  Please expand the summary to also discuss any negative aspects of the Company’s experience, strategy and prospects as well as any risks or obstacles you face.  Please also note that the balanced disclosure you provide should be no less prominent than your positive disclosure.  This means that you cannot satisfy the comment by providing a cross reference to the risk factors section.

Response:  We respectfully acknowledge the Staff’s comment and have revised page 7 of Amendment No. 1 accordingly.

9.                                      The first sentence of the overview section states you “are a leading manager of oncology treatment centers” and the first sentence of the second paragraph of this section states you “are one of the largest companies in the United States focused on partnering with radiation oncology groups through long term management services agreements....”  Please expand the discussion in your Business section to explain how you have determined your status as a leader.  For example, please disclosure your market share for the relevant market for your treatment centers and the areas in which you compete for management contracts, and compare the respective market shares with the market shares of your significant competitors.

Additionally, disclose the sources of the information relied on to determined your leadership status.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 2, 6, 56 and 71 of Amendment No. 1 to remove references to “a leading” and “one of the largest.”.

10.                               Please clarify whether you construct the treatment centers, acquire existing facilities, or simply manage facilities owned by third parties.  In this regard we note inconsistent references to acquiring and managing treatment centers throughout your document.  If you acquire some centers and manage others, please provide information relating to the percentage of the centers that you own versus the percentage that you manage.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 2, 55, 56, 71 and 72 of Amendment No. 1 to indicate that we operate the treatment centers and provide management services to our affiliated physician groups.

11.                               Please clarify whether your MSAs pertain to management of the oncology groups or the radiation oncology treatment centers utilized and/or owned by the oncology groups. Additionally, provide more information about the typical length of the long term MSAs.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 55 and 71 of Amendment No. 1 accordingly.

12.                               Please define the term “affiliated physician groups.”

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 55 and 71 of Amendment No. 1 accordingly.

13.                               We note the reference to your network of 37 treatment centers.  We also note the 14 affiliated physician groups consist of approximately 70 physicians.  Please expand the discussion to indicate the number of treatment centers that currently service the patients of only one physician.  To the extent applicable, consideration should be given to the inclusion of a risk factor to address the potential risks, if any, you may face as a result of this physician/facility ratio.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 2, 56 and 72 of Amendment No. 1 accordingly. Given that we currently operate only five treatment centers that operate with one full-time radiation oncologist, we do not believe our physician/facility ratio represents a material risk for the Company.

14.                               Please provide the basis for your belief that you have one of the most experienced and successful oncology management teams.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 2 and 6 of Amendment No. 1 accordingly.

Our Services, page 4

15.                               Please clarify whether the services described on pages 4-5 are available at each of your oncology treatment centers.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 4 and 5 of Amendment No. 1 accordingly.

Competitive Strengths, page 5

16.                               Please revise your disclosure to provide a true summary, as opposed to repeating the discussion that appears in the Business section.  Similarly, revise the discussion “Our Business Strategy.”

Response:  We respectfully acknowledge the Staff’s comment and have revised the “Competitive Strengths” and “Our Business Strategy” subsections of the “Summary” section of Amendment No. 1 accordingly.

17.                               Please provide the basis for your belief that you hold the top market share in California and the second leading market share in Florida.

Response:  We respectfully acknowledge the Staff’s comment and have revised pages 2, 6, 56, 71 and 75 of Amendment No. 1 accordingly.

Expanding by Acquisitions in Targeted Geographic Regions, page 7

18.                               We note the discussion at the top of page 8 that in 2008 you “acquired the largest radiation oncology group in northeast Indiana.”  Since you previously utilize the term “group” in your reference to physicians, please clarify whether you acquired a group of physicians or a number of treatment centers.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 6 of Amendment No. 1 to remove the reference to the Indiana acquisition.  In addition, we have revised the disclosure on pages 2, 3, 75, and 77 of Amendment No. 1 to clarify that we acquire radiation oncology treatment centers rather than groups of physicians.

Corporate Structure, page 9

19.                               We note that information presented in the chart, e.g. the note offering, joint ventures, subsidiaries, and ownership, is not described in your summary.  Accordingly, it appears you have not provided investors with proper context to enable them to understand the presentation of the organizational chart.  Please consider expanding the discussion to include additional information or relocating the chart to another section of the prospectus where additional context is provided.

Response:  We respectfully acknowledge the Staff’s comment and have deleted the chart described above from the “Summary” section of Amendment No. 1.

Risk Factors, page 22

20.                               Please delete the statement relating to other risks and uncertainties.  It is not appropriate to caution investors about risks that are not described in your registration statement.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 20 of Amendment No. 1 accordingly.

“We depend on payments to our affiliated physician groups from Medicare...,” page 22

21.                               We note your discussion that 2010 interventions not only prevented the 2010 radiation oncology rate reductions which were projected to be in excess of 21%, but also increased radiation oncology rates by 2.2%.  You also refer to further rate reductions of an additional 61%.  Please update the discussion to indicate the 2011 payment amounts, if available, and clarify the extent to which payments could be reduced absent another extension.  For example, absent an extension, is the anticipated reimbursement rate approximately 29% lower than the payments you currently receive.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 20 of Amendment No. 1 accordingly.

22.                               Please define the term “doctor fix.”

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 20 of Amendment No. 1 accordingly.

“Reforms to the United States healthcare system...,” page 23

23.                               Please expand the discussion to quantify the amount of revenues derived from government healthcare programs.  In this regard, we note the information provided in the section entitled “Strong and Diversified Business and Payor Mix” on page 6.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 21 of Amendment No. 1 accordingly.

“If our affiliated groups terminate or decline to renew...,” page 24

24.                               Please expand the discussion to briefly describe the circumstances under which the contracts may be terminated.  In addition, please indicate when the management agreements are currently scheduled to expire.  We note you partner with 14 affiliated physician groups, however it is unclear whether your management agreements are with the physician groups or the individual treatment centers.  Please clarify.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 2, 22, 55, 56 of Amendment No. 1 accordingly.

“Current economic conditions could adversely affect our business,” page 24

25.                               Please expand the discussion to indicate the amount of your debt that will mature within the next five years and the respective maturity dates.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 23 of Amendment No. 1 accordingly.

“State law limitations and prohibitions...,” page 26

26.                               Please expand the discussion to include Florida and Indiana.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 24 of Amendment No. 1 accordingly. Supplementally, we inform you that Florida does not have a law expressly prohibiting the corporate practice of medicine.

27.                               We note that one of the prohibited practices you list is the operation of a radiation oncology treatment center which is a service you currently provide.  Please expand the discussion to clarify whether the operation of a radiation treatment center is permitted in California, Florida, and Indiana.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 24 of Amendment No. 1 to indicate that one of the prohibited practices is “operating a radiation oncology practice group.”

“If we or our affiliated groups fail to comply with the federal Anti-Kickback Statute…,” page 27

28.                               We note the statement all of your “financial relationships with healthcare providers are potentially implicated by this statute to the extent Medicare or Medicaid referrals are implicated.”  Please expand the discussion to indicate whether you have taken any steps to assure compliance with provisions of the statute, e.g. have you requested an interpretation from the controlling regulatory authority.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 25 of Amendment No. 1 accordingly.  Moreover, we supplementally advise you that we have not, and we are not aware of any or our affiliate physician groups that have, requested an interpretation from the controlling regulatory authority regarding any financial relationships.  We believe the safe harbor provisions of the Anti-Kickback Statute are sufficiently clear in terms of application to our business.

“If we fail, or any of our affiliated physician groups fail to comply with physician self-referral laws....,” page 28

29.                               Please expand the discussion to indicate the extent to which the laws of California, Florida and Indiana may be “vague and, in many cases, have not been interpreted by courts or regulatory agencies.”  In addition, please state why you believe your operations do not violate the Stark law.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 26 and 27 of Amendment No. 1 accordingly.

“Efforts to regulate construction...,” page 29

30.                               We note the difficulties you may face with respect to construction related activity in CON states. We also note that at the time you acquire a treatment center, you “may agree to replace or expand the acquired treatment center?”  Please expand the discussion to clarify whether any of the states in which you operate are CON states, whether you have entered into such an arrangement in a CON state, i.e. committed yourself for replacement or expansion prior to obtaining a CON.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 28 of Amendment No. 1 accordingly.

“Our failure to comply with laws related to hazardous materials...,” page 30

31.                               Please expand the discussion to indicate the extent to which you have insurance for such potential liability and how significant the costs of handling, storage, disposal and clean-up of hazardous materials may be.  In addition, if you have failed to comply with environmental and health and safety laws in the past, please disclose the circumstances of each event, including the date, the cause, and the steps taken to remedy your practices.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 28 of Amendment No. 1 accordingly.  We advise you supplementally that we are unaware of any material non-compliance by us with applicable environmental or health and safety laws.

32.                               Please consider the inclusion of an additional risk factor pertaining to exposure to liability generally, whether you have insurance coverage, the amount of coverage, and any difficulties you may have encountered in obtaining such coverage.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 28 of Amendment No. 1 accordingly.

“Certain private equity affiliated with Genstar…,” page 31

33.                               Please expand the discussion to quantify the amount of ownership directly or indirectly held by Genstar.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 29 of Amendment No. 1 accordingly.

“If you fail to follow the exchange offer procedures...,” page 31

34.                               Please disclose the date of expiration of the exchange offer.

Response:  We respectfully acknowledge the Staff’s comment have revised the disclosure on page 30 of Amendment No. 1 accordingly.

“Our substantial indebtedness could adversely affect...,” page 32

35.                               Please clarify that your $212 million of indebtedness consists almost entirely of the private notes subject to the exchange offer, and disclose the maturity date of the notes.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 31 of Amendment No. 1 accordingly.

36.                               We note your statement that your indebtedness may “make it more difficult for us to satisfy our obligations with respect to the exchange notes.”  Please expand the discussion to briefly describe these obligations.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 31 of Amendment No. 1 accordingly.

“Despite our substantial indebtedness level, we and our subsidiaries may still be able to incur significant additional amounts of debt...,” page 32

37.                               We note the discussion in first bullet of the risk factor entitled “Our substantial indebtedness could adversely affect our financial health...” that the indenture covering the notes limits your ability to incur additional debt.  Please expand the discussion in this risk factor to describe the exceptions and qualifications under the indenture that would enable you to incur additional debt.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 31 of Amendment No. 1 accordingly.

“To service our indebtedness, we will require a significant amount of cash...,” page 33

38.                               Please expand the discussion to quantify the anticipated debt service payments on an annual basis.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 32 of Amendment No. 1 accordingly.

“We are a holding company and depend upon the earnings of our subsidiaries to make payments on the exchange notes,” page 36

39.                               Please describe the specific limitations on your subsidiaries’ abilities to pay you dividends.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 35 of Amendment No. 1 accordingly. Other than restrictions imposed by applicable state laws, we are not aware of any restrictions on our subsidiaries’ ability to pay us dividends.

“We may not be able to satisfy our obligations to holders of the exchange notes upon a change of control....,” page 38

40.                               Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 37 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis
Business Overview, page 56

41.                               Please provide support for your statements concerning your position in the industry and relative size of operations.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 55 and 71 of Amendment No. 1 accordingly.

42.                               Please clarify who determined the location of a center, who owns the treatment centers. In addition, please clarify whether these centers existed prior to your entry into MSAs with the oncology groups.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 1, 56 and 71 of Amendment No. 1 accordingly.

43.                               Please clarify the relationship, if any, between the management of a treatment center and the MSAs with the oncology practice groups.
Please describe your physician partnership business model and explain why it is unique.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 2, 55, 56, 71 and 72 of Amendment No. 1 accordingly.

44.                               Please describe your clinical and technological platforms, whether you developed the technology, and the basis for the statement that they are “leading” platforms.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 2, 56 and 72 of Amendment No. 1 accordingly.

45.                               Please define the term “physician succession planning.”

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 55 and 71 of Amendment No. 1 accordingly.

46.                               Please define the term “long-term MSAs” in the context in which you use the term.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 55 and 71 of Amendment No. 1 accordingly.

47.                               Please explain your “partnership model” and how it operates.

Response:  We respectfully acknowledge the Staff’s comment and have revised  the disclosure on pages 1, 55 and 71 of Amendment No. 1 accordingly.

48.                               Please expand the discussion to explain how the MSAs “are designed to ensure the physicians’ business interests are aligned with our own.”

Response:  We respectfully acknowledge the Staff’s comment and have revised  the disclosure on pages 1, 55 and 71 of Amendment No. 1 accordingly.

49.                               Please expand the discussion relative to the 11 centers you acquired between 2007 to 2009 to indicate how many centers were acquired each year during this period. In addition, your use of the term “to 2009” is potentially confusing.  Were the acquisitions just in 2007 and 2008 or through 2009?  In addition, please state the extent to which they may have been additional acquisitions subsequent to the time period related to the acquisition of the 11 centers.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 56, 57 and 72 of Amendment No. 1 accordingly.

50.                               Please define the term “linac.”

Response:  We respectfully acknowledge the Staff’s comment.  The term linac is currently defined in the document on pages 4, 55 and 77.

51.                               Please expand the discussion to state the cost for replacing the two “linacs,” the period of time one center was completely closed, and the period during which the second center experienced reduced utilization.  In addition, please state the relative amount of treatment center revenues derived from these two centers prior to these problems.  In this regard, we note you currently operate 37 centers.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 57 and 73 of Amendment No. 1 accordingly.

52.                               Please expand the discussion concerning your growth during this period to indicate how much of the growth was attributable to acquisitions.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 57 and 72 of Amendment No. 1 accordingly.

Net Revenues and Expenses, page 59

53.                               Please explain specifically how you generate revenue, e.g. a percentage of gross revenues, a fixed fee per month, payment according to a fee-for-service schedule.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 57 of Amendment No. 1 accordingly.

Same Center Growth, page 59

54.                               Please define the terms “proactive referral marketing programs,” and “targeted physician recruitment.”

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 58 of Amendment No. 1 accordingly.

Acquisitions and Developments, page 59

55.                               Please provide additional information relative to the closing of two California treatment centers to indicate when the centers were acquired, the cost of acquisition, when the centers were closed, the reasons for the closing, and the loss, if any, experienced as a result of the closures.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 58 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Revenue, page 62

56.                               Please explain what you mean by the phrase “expiration of a facility contract to operate the center” and whether the decline in net revenue was due to reduced patient utilization or represents losses incurred related to the actual closure.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 61 of Amendment No. 1 accordingly.

Contractual Obligations, page 68

57.                               Please provide a revised contractual obligations table that includes interest expense on your long-term debt.  Also tell us why the annual fee of $1.5 million payable annually to Genstar Capital, LLC should not be included in the Table.  Refer to Item 303(a) (5) of Regulation S-K.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 67 of Amendment No. 1 accordingly.

Critical Accounting Policies
Accounts Receivable and Allowances for Doubtful Accounts, page 69

58.                               Please disclose what consideration was given to your affiliated physician groups related to the assigning of their accounts receivable to you.

Response:  We respectfully acknowledge the Staff’s comment.  The assignment does not occur as a result of a separate transaction, but rather as a term within the MSA.  We have revised the disclosure on page 68 of Amendment No. 1 in response to the Staff’s comment.

59.                               Please disclose in a comparative tabular format, the aging of accounts receivable.  The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response:  We respectfully advise the Staff that we have not revised the disclosure in response to the Staff’s comment.  As disclosed elsewhere in Amendment No. 1, the revenue generated by radiation oncology services to self-pay patients, the receivables of which are assigned to us, generally represents only 1% of an affiliated physician groups’ revenue. Of the remaining 99%, 45% generally relates to governmental payors and 54% generally relates to third-party insurance companies.  We believe there is no collectability risk for governmental payors, and the collectability risk for third-party insurers is limited based on the capital requirements that each state requires for insurance companies operating in that state. As such, we believe the risk of bad debt on our accounts receivable is insignificant, and a table of aged accounts receivable would not provide additional material information relative to our operational risks.

Goodwill, page 70

60.                               Please tell us why you do not believe each center is a reporting unit for purposes of performing your goodwill impairment test.  Please quantify any applicable information that supports your conclusion.

Response:  We respectfully acknowledge the Staff’s comment. We do not believe that our treatment centers represent reporting units as are further discussed in ASC 350-20-35. ASC 350-20-35 states, “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.”

We have one operating segment as disclosed in the notes to our financial statements.  One level below the operating segment is our treatment centers.  ASC 350 allows two or more components of an operating segment to be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  ASC 350 states that the criteria in ASC 280-10-50-11 should be considered and ASC 350-20-55-7 clarifies that all criteria are not required to be met to be considered economically similar.  The treatment centers qualify for aggregation as the regions have similar services, processes, types of patients, regulatory environments, centralized shared resources and infrastructure.

Business, page 72

61.                               Please expand the discussion in this section to explain the relationship, if any, between payments to affiliated physician groups and your net revenue.  For example, how are you compensated for the services you provide.  If applicable, please quantify the percentage of your revenues that depend on the extent to which the recipients of your services are reimbursed by third party private and governmental payers.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 1, 55 and 71 of Amendment No. 1 accordingly.

62.                               Please expand the discussion to include the development of your business for at least the past five years.  In this regard, we note the absence of any discussion concerning your co-registrants or the Genstar acquisition and related investors’ rights agreement described in the section entitled “Certain Relationships and Related Party Transactions” on page 116.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 73 of Amendment No. 1 accordingly.  We do not believe that the investor rights agreement has added to the development of the Company and is adequately disclosed in the section entitled “Certain Relationships and Related Party Transactions.”

Unique Physician Partnership Business Model that aligns incentives, page 74

63.                               Please expand the discussion to explain why you believe it is difficult to emulate your managed services model.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 74 of Amendment No. 1 to remove this phrase.

Market Leader in Targeted Geographic Regions, page 75

64.                               Please explain what you mean by a “focused” geographic presence.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 75 of Amendment No. 1 to remove the sentence containing the reference to “focused” geographic presence.

Strong Track Record of Same-Center Operating Performance, page 75

65.                               Please expand the discussion to quantify your same-center substantial operating performance growth.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 75 of Amendment No. 1 accordingly.

Our Business Strategy, page 76

66.                               Please expand the discussion to explain and provide additional information concerning your scalable infrastructure.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 76 of Amendment No. 1 to remove the reference to “scalable” infrastructure.

Focusing on Quality of Care, pages 76

67.                               Please explain how your patient service differentiates you from other oncology treatment centers which offer the same advanced technology treatment alternatives.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 76 of Amendment No. 1 to remove the phrase “differentiates us from our competition.”

Focusing on Same-Center Operating Performance, page 76

68.                               Please expand the discussion to explain your “benchmarking programs.”

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 77 of Amendment No. 1 accordingly.

Expanding by Acquisitions in Targeted Geographic Regions, page 77

69.                               We note the reference to your acquisition of the Indiana radiation oncology group.  Please confirm that Indiana has no prohibition against the corporate practice of medicine.  We may have additional comments.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 77 of Amendment No. 1 accordingly.

Our Operations, page 79

70.                               Please reconcile the statement referring to “a management fee based on a fixed percentage of the earnings of each treatment center and a fixed percentage of revenue for one treatment center.”

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 80 of Amendment No. 1 accordingly.

Standardized Operating Procedures, page 80

71.                               We note you employ methods “...to drive superior clinical results.  In addition, we have developed standardized operating procedures for our treatment centers in order to ensure that our professionals are able to operate uniformly and efficiently.”  Please clarify whether the “professionals” you are referring to are the physicians in the treatment centers.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 80 of Amendment No. 1 accordingly.

Compensation Discussion and Analysis
Base Salaries, page 103

72.                              We note your compensation program is structured to pay your NEOs competitively, “with annual base salaries that are fair and competitive within our marketplace” and your reference to the Compensation Committee’s “knowledge of competitive salaries in the industry.”  We also note the “Compensation Committee does not make regular use of benchmarking or of compensation consultants.”  Please expand the discussion to provide more specific information as to how you determined a competitive base salary, including the identity of the companies you used for comparison purposes.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 104 of Amendment No. 1 accordingly.

Executive Incentive Awards, page 104

73.                               Please state how the incentive bonus was to be allocated among the respective NEOs.  For example, if you had achieved the Adjusted EBITDA goal, would each NEO receive a bonus that consisted of a percentage of his base salary, a fixed dollar amount or an allocation of a bonus pool?  Please describe how the size of the bonus would have been determined.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 106 of Amendment No. 1 accordingly

74.                               We note that no bonuses were paid under the 2009 executive incentive plan because the targeted minimum adjusted EBITA was not achieved.  We note however, that discretionary bonuses were paid to your NEOs for 2009 performance.  Please expand the discussion to describe the specific “extraordinary efforts” of each NEO considered by the Compensation Committee and how the specific amount of bonus for each NEO was determined.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 106 of Amendment No. 1 accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 114

75.                               Please identify the natural person(s) with voting and dispositive power over the shares held by Caisse de depot et placement du Quebec.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 116 of Amendment No. 1 accordingly.

Advisory Services Agreement, page 116

76.                               Please expand the discussion to describe the specific management, financial advisory and oversight services provided.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 117 of Amendment No. 1 accordingly.

77.                               Please file the acquisition agreement as an exhibit.

Response:  We respectfully advise the Staff that the referenced agreement is not material to the Company under Regulation S-K, Item 601(b)(1), as the agreement was entered into on July 5, 2006, the acquisition closed on August 18, 2006, and there are no material ongoing obligations of the Company remaining under the agreement.  Moreover, the acquisition agreement is not a related party agreement under

Regulation S-K, Item 404, as the agreement was not entered into during our preceding three fiscal years.  We note that material ongoing obligations of the Company arising from the acquisition are contained in the Advisory Services Agreement, the Investor Rights Agreement and the Stockholders Agreement, each of which has been filed as an exhibit to the Registration Statement.  For these reasons, we have not filed the acquisition agreement as an exhibit.

Other Related Party Transactions, page 117

78.                               Please expand the discussion to explain what you mean by, and the effect of, the retentions by ICON and Coastal.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 118 of Amendment No. 1 accordingly.

Revolving Credit Facility — General, page 118

79.                               Please expand the discussion to identify the conditions of the Credit Agreement referred to in the second paragraph of this section.

Response:  We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 120 of Amendment No. 1 accordingly.

Consolidated Financial Statements

Unaudited Financial Statement For The Six Months Ended June 30, 2010

General

80.                               Please update your unaudited interim financial statements for the period ending September 30, 2010 and related financial information in accordance with Rule 3-12 of Regulation S-X.

Response:  The unaudited interim financial statements and related financial information have been updated for the period ending September 30, 2010.

Notes to Consolidated Financial Statements
3.  Long-Term Debt

11.75% Senior Secured Notes, page F-7

81.                               Please add a discussion of the Registration Rights Agreement associated with this debt instrument and include disclosure of penalties in the form of increased interest rates for failure to meet stated timelines.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page F-7 of Amendment No. 1 accordingly.

Audited Financial Statements

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

82.                               Please expand your disclosures to list the recently issued accounting standards that management evaluated per guidance provided by SAB Topic 11M.  The object of the disclosure should be to (1) notify the reader of the disclosure documents that a standard has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. At a minimum your disclosures should provide:

•                                          A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.

•                                          A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.

•                                          A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable.  In that case, a statement to that effect may be made.

Response:  We respectfully acknowledge the Staff’s comment and note that we did not include recently issued accounting standards as our conclusion was that such standards would not have a material impact on our financial position or results of operations. However, we have included such disclosures along with our conclusion that such items are not expected to have a material impact.

Acquisitions

83.                               Regarding your acquisitions, please address the following:

•                                          Revise your disclosure to provide purchase price allocation tables for these acquisitions and methods used to measure the fair values used in the allocation.  Refer to ASC 805-20-30-1, ASC 805-20-25-6 and ASC 805-20-55 paragraphs 2 through 45.

•                                          Tell us how you determined the assets acquired constituted a business under ASC 805-10-25-1.

•                                          Tell us what consideration was given to recording intangible assets, such as management service agreements, in your business acquisitions.

Response:  We respectfully acknowledge the Staff’s comment regarding the disclosure of our purchase price allocations tables, however we note that ASC 805-20- 50-1 states “The acquirer shall disclose information that enables users of its financial statements to evaluate the nature and financial effect of a business combination that occurs either: a. During the current reporting period or b.  After the reporting date but before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25).  There were no acquisitions during 2009 or the nine months ended September 30, 2010, the current reporting periods.

All of our acquisitions have been completed under the accounting standard formerly known as FASB Statement No. 141 Business Combinations and which has been superseded as of January 1, 2009 by the guidance referred to above in ASC 805.  In evaluating whether our past acquisitions were businesses we also considered the guidance under what was formerly known as EITF Issue No. 98-3.  In evaluating whether the assets and liabilities of the treatment centers acquired constituted a business, we considered that a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors and consists of inputs, processes applied to those inputs, and resulting outputs that are used to generate revenues.  When we acquire a treatment center, that treatment center includes the assets necessary to provide services to a physician or physician group so as to generate revenues and a return to the Company.  The key inputs we considered in our evaluation include the medical equipment and employees of the treatment center.  We consider that each treatment center has billing systems and operating procedures when acquired, although we also centralize many of these processes shortly after acquisition to obtain synergies.  We note that these key inputs and processes provide the treatment centers with the ability to access a physician group to provide management services to that group.  We also note that the aggregate value of the acquired net assets is greater than the value of the identifiable tangible and intangible assets acquired further supporting the determination that the acquired assets and liabilities represent a business.

We allocate a portion of the purchase price in acquisitions of businesses to identifiable acquired intangible assets.  These intangible assets vary by acquisition and are specifically impacted by the terms of the individual acquisition transactions.   Identifiable intangible assets recorded in past acquisitions have included management services agreements.  In our assessment in each acquisition whether a management services agreement is an identifiable acquired intangible asset, we consider whether the management services agreement existed prior to the acquisition and as such is an acquired asset. In all cases, when we acquire treatment centers, the acquired assets and liabilities do not include a management services agreement and this agreement is entered into after the consummation of the acquisition transaction.   However, with regards to the acquisition of Oncure Medical Corporation by Genstar in 2006, the management services agreements existed prior to and were an asset acquired in the acquisition transaction.

Correspondence filed October 22, 2010

84.                               We note you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc. SEC No-Action Letter (June 5, 1991) and Spearman & Sterling, SEC No-Action Letter (July 2, 1993).  The supplemental letter you filed as correspondence appears to omit the representation that we require consistent with our position in the aforementioned no-action letters:

[Issuer] further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with [Issuer] or an affiliate of [Issuer] to distribute the Exchange Securities.

Please amend the supplemental letter to include this representation.

Response:  We have amended the supplemental letter to include this representation and filed the amended letter concurrently with the submission of this letter.

Exhibit 5.2

85.                               We note Exhibit 5.1 states that matters concerning the laws of Florida will be addressed in this opinion.  We also note, however, that this exhibit does not appear to address whether the securities covered by the registration statement will be binding obligations of the Florida entities listed as registrants.  Please advise or revise.

Response:  Counsel has revised Exhibit 5.1 accordingly.

86.                               Counsel may not limit reliance.  Accordingly, please delete the limitations expressed in the last two paragraphs of the opinion.

Response:  Counsel has revised Exhibit 5.2 accordingly.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Patrick Shannon at (202) 637-1028.

Very truly yours,

OnCure Holdings, Inc.

By:	/s/ Timothy A. Peach
Timothy A. Peach
Chief Financial Officer & Treasurer

cc:           Patrick H. Shannon, Esq. (By Email)

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, DC 20004

Patrick.Shannon@lw.com